

February 2, 2021

Martin A. Sumichrast
Chief Executive Officer
Adara Acquisition Corp.
8845 Red Oak Boulevard
Charlotte, NC 28217

> **Re: Adara Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 14, 2021**
> **File No. 333-250157**

Dear Mr. Sumichrast:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary
Limited Payments to insiders, page 23

1. Please reconcile your disclosure here that there will be no compensation paid by you to your sponsor, officers, directors or any affiliate of your sponsor, officers or directors prior to, or in connection with any services rendered in order to effectuate, the consummation of your initial business combination, other than those specified on page 23, with your disclosure on page 101 under Certain Relationships and Related Party Transactions that you have agreed to pay your Chief Financial Officer $50,000 for acquisition related services to be provided by him in 2021. Please also disclose if such payment to Mr. Porter will be made from the proceeds of this offering held in the trust account.

Martin A. Sumichrast
Adara Acquisition Corp.
February 2, 2021
Page 2

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rui Ma